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                                                      FILE NO. 0-25322
                                                      ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                              For September 4, 2003


                       GENSCI REGENERATION SCIENCES INC.
               ---------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
               ---------------------------------------------------
                    (Address of principal executive offices)

                        Toronto, Ontario M5R 3K4 CANADA
               ---------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                     Form 20-F        |X|               Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                     Yes              |X|               No                |_|

                           Rule 12g-3-2(b) #: 82-2803

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             ISOTIS & GENSCI PUBLISH INFORMATION CIRCULAR ON MERGER


LAUSANNE / BILTHOVEN  / IRVINE,  SEPTEMBER  4, 2003 - IsoTis S.A.  (SWX/Euronext
Amsterdam: ISON) and GenSci Regeneration Sciences Inc. (TSX: GNS) today announced the publication and mailing of the joint information circular (IC) in connection with the intended merger of IsoTis with GenSci OrthoBiologics, GenSci Regeneration's main subsidiary. In addition, IsoTis announced further steps to streamline its operations.

The IC contains the full background and rationale for the merger and will be mailed out to shareholders today (internet sites posting electronic copies of the IC are listed at the end of this announcement).

OTHER IMPORTANT DEVELOPMENTS
IsoTis' management, in its continued effort to rationalize its operations and to fully focus on orthobiologics, intends to discontinue or spin-off all its cell biology programs. This would involve putting on hold the development of VivesCart, a long-term tissue engineered cartilage development program; the transfer of people employed in IsoTis' skin programs to a dedicated (cash flow neutral or positive) wound management subsidiary; the spin-off of IsoTis' basic research group; and further streamlining of the overall business. The intended restructuring will result in a reduction of the workforce by approximately 29%. IsoTis has notified its Swiss and Dutch employees and submitted a request for advice to IsoTis NV's works council. These measures will bring the positions of IsoTis' core business to approx 60 full time equivalents, compared to 85 today.

LISTINGS
In the merger agreement with GenSci, IsoTis has committed to consider applying for a North American stock exchange listing within a certain period after the merger. At the same time, IsoTis wishes to streamline its various stock exchange listings. Management will examine which would be the optimal unique trading platform, considering the interests of its diversified shareholders base.

In the interim, and until definitive decisions can be taken on a single platform, IsoTis intends to service its Dutch, Swiss, and (post-merger) Canadian and US shareholders base by maintaining listings on SWX, Euronext, and on TSX.1

MERGER - NEXT STEPS

o    EGM GenSci, 30 September in Vancouver
     o    Main  decision:  shareholder  approval  of Plan of  Arrangement  (i.e.
          merger)
o    EGM IsoTis, 1 October in Lausanne
     o Main decision: shareholder approval of capital increase to finance acquisition of GenSci Orthobiologics
o    Plan of Arrangement Hearing, October 6, Supreme Court of British Columbia
     o    Approval of Plan of Arrangement
o    Confirmation Hearing, 14 October, California Bankruptcy Court
     o    GenSci OrthoBiologics' emergence from Chapter 11
o    Effective date, 27 October

The "Effective date" is the date on which the business of GenSci OrthoBiologics is transferred to IsoTis. Three days later, 27,521,930 IsoTis shares (less the dissenting shareholders' entitlement) are delivered to the parent company GenSci Regeneration. The distribution of shares to GenSci Regeneration shareholders, after withholding to pay for Canadian taxes (see Note on Canadian Taxes), and listing of those shares on the SWX and Euronext, is expected to take place immediately thereafter.

--------
1 IsoTis has received conditional approval to list the IsoTis Shares on the Toronto Stock Exchange ("TSX"), subject to IsoTis completing the transaction with GenSci, filing additional documentation and entering into a listing agreement with TSX. To service its post-merger shareholder base in Canada and the US of former GenSci Regeneration shareholders, listing on TSX is under consideration by the IsoTis Board and there is no assurance that IsoTis will agree to do so.

Jacques Essinger, Chief Executive Officer, IsoTis S.A. commented:

"On both sides of the Atlantic our companies have been working very hard to bring this transaction to a successful conclusion. In the process, we have witnessed an enormous energy, creativity, and ambition to create the new IsoTis OrthoBiologics. The new company will be an innovative leader in its field, and has everything in place to outpace the market. It is rewarding to see the bond that has grown between the two companies over the past months, and given the considerable appreciation of both companies' stock it is rewarding to see that the market as well embraces the future of this new company. I am confident that our shareholders will continue to support us, and will give us their vote to allow us to seal the merger."

James Trotman, MD, Chairman of the Board of Directors, GenSci said:

"All of us at GenSci are very excited about forging the alliance with IsoTis and creating the new company. As the founder of GenSci, I am extremely gratified to have brought the company to this stage, and our whole team is eager for this new venture. The business case for the new company is compelling, and I have been particularly impressed with the numerous enthusiastic collaborative efforts that have taken shape between teams of GenSci and IsoTis in such a short time span. For me it is clear that the new company is ideally positioned to fulfill its promise, and I look forward to being a part of that and to work with my new colleagues on the Board of Directors and with the management."

                                     OUTLOOK

Assuming the consummation of the IsoTis/GenSci merger, and in light of recent revenue growth and market penetration trends of both companies' products, management expects that full-year 2003 sales of IsoTis/GenSci will slightly exceed 2002 combined sales of US$ 23 million. Management expects the Combination to become cash-flow break-even and profitable during 2005. For a better understanding of the financial situation of the Combination, attached are pro forma condensed combined financial statements in US GAAP as included on pages 22 and 23 of the IC.2

NOTE ON CANADIAN TAXES
GenSci Regeneration may have to pay Canadian capital gains tax on the transaction, and Canadian withholding tax on the distribution of IsoTis shares to non-Canadian residents, due to the appreciation of the IsoTis shares since the merger between IsoTis and GenSci was announced on June 3, 2003. In order to generate the cash to pay these taxes, GenSci will withhold and sell in the open market the appropriate number of IsoTis shares, to be determined by GenSci's Board of Directors on the Effective Date. GenSci's shareholders may receive a lower number of shares than initially expected. Depending on the share price of IsoTis, the exchange ratio of GenSci Regeneration shares to IsoTis shares could fluctuate. Current estimates of the GenSci/IsoTis share exchange ratio are between 0.48 (with IsoTis share equal to or lower than 1,60 Swiss Francs ("CHF")) and 0.44 (with IsoTis share at 5 CHF) due to Canadian capital gains tax and (for non-Canadian resident shareholders) Canadian withholding tax.

            EGM DATES, LOCATIONS, & AVAILABILITY INFORMATION CIRCULAR
The information circular will be made available in pdf format on genscimerger.isotis.com; www.gensciinc.com; www.sedar.com; and www.euronext.com. IsoTis' EGM will take place on October 1, at 9AM at the Musee Olympique in Lausanne, Switzerland. On September 15, at 7PM (19.00) an informative meeting for IsoTis shareholders will be held at the Rosarium, Europaboulevard, Amstelspark 1, Amsterdam/Buitenveldert, The Netherlands. The GenSci Regeneration Sciences EGM will take place on September 30 at 10AM, at the offices of McCullough O'Connor Irwin, 1100-888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4, Canada. The IC is being mailed to shareholders over the next few days.

--------------------------
2 Readers are strongly encouraged to review the complete F/S and the assumptions and notes in the Information Circular, as well as the risk factors described in it.

FOR FURTHER INFORMATION, CONTACT:
ISOTIS:                                GENSCI:
Hans Herklots                          Peter Ludlum,                      Louis G. Plourde
Media & investor relations             Chief Financial Officer            Investor/shareholder relations
Tel: +31(0)30 229 5271                 Tel: +1 949 855 7154               Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255                 E-mail: peterl@Gensciinc.com       E-mail: IR@Gensci-regen.com
E-mail: investor.relations@isotis.com
Web: genscimerger.isotis.com

ROCHAT & PARTNERS                      CITIGATE FIRST FINANCIAL:
Christophe Lamps                       Barbara Jansen
Tel: +41 79 476 26 87                  Tel: +31 (0)20 575 40 80
E-mail: clamps@rochat-pr.ch            Fax: +31 (0)20 575 40 20
                                       E-mail: barbara.jansen@citigateff.nl

(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the failure of IsoTis or GenSci shareholders to approve the merger transaction, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting
IsoTis, refer to the Joint Information Circular and to IsoTis' reports filed from time to time with the Swiss Stock Exchange, SWX, Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                    GENSCI REGENERATION SCIENCES INC.
                                    (REGISTRANT)


Date: 09-04-03                      /s/ Peter B. Ludlum
                                    ------------------------------
                                    Peter B. Ludlum
                                    Chief Financial Officer






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